Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
The following is a slide presentation that accompanied a speech given by Anthony J. Alexander, President and Chief Executive Officer of FirstEnergy, at FirstEnergy’s Annual Meeting of Shareholders held on May 18, 2010.

Annual Shareholders May 18, 2010 m e e t i n g

Forward-Looking Statements This presentation includes forward-looking statements based on information currently available to management. Such statements are subject to certain risks and uncertainties. These statements include declarations regarding management's intents, beliefs and current expectations. These statements typically contain, but are not limited to, the terms "anticipate," "potential," "expect," "believe," "estimate" and similar words. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to, statements about the benefits of the proposed merger involving Allegheny Energy and FirstEnergy, including future financial and operating results, Allegheny Energy's and FirstEnergy's plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements relating to the merger that are not historical facts. Actual results may differ materially due to the speed and nature of increased competition in the electric utility industry and legislative and regulatory changes affecting how generation rates will be determined following the expiration of existing rate plans in Pennsylvania, the impact of the regulatory process on the pending matters in Ohio, Pennsylvania and New Jersey, business and regulatory impacts from American Transmission System, Incorporated's realignment into PJM Interconnection L.L.C., economic or weather conditions affecting future sales and margins, changes in markets for energy services, changing energy and commodity market prices and availability, replacement power costs being higher than anticipated or inadequately hedged, the continued ability of FirstEnergy's regulated utilities to collect transition and other charges or to recover increased transmission costs, operating and maintenance costs being higher than anticipated, other legislative and regulatory changes, revised environmental requirements, including possible greenhouse gas emission regulations, the potential impacts of the U.S. Court of Appeals' July 11, 2008 decision requiring revisions to the Clean Air Interstate Rules and the scope of any laws, rules or regulations that may ultimately take their place, the uncertainty of the timing and amounts of the capital expenditures

Forward-Looking Statements (Continued) needed to, among other things, implement FirstEnergy's Air Quality Compliance Plan (including that such amounts could be higher than anticipated or that certain generating units may need to be shut down) or levels of emission reductions related to the Consent Decree resolving the New Source Review litigation or other similar potential regulatory initiatives or actions, adverse regulatory or legal decisions and outcomes (including, but not limited to, the revocation of necessary licenses or operating permits and oversight) by the Nuclear Regulatory Commission, factors that may further delay, or increase the costs associated with (including replacement power costs), the restart of the Davis-Besse Nuclear Power Station from its current refueling outage, including that the modifications to control rod drive mechanism nozzles take longer than expected or are not effective, other conditions requiring remediation are discovered during the extended outage, or the NRC takes adverse action in connection with any of the foregoing; Met-Ed's and Penelec's transmission service charge filings with the PaPUC, the continuing availability of generating units and their ability to operate at or near full capacity, the ability to comply with applicable state and federal reliability standards, the ability to accomplish or realize anticipated benefits from strategic goals (including employee workforce initiatives), the ability to improve electric commodity margins and to experience growth in the distribution business, the changing market conditions that could affect the value of assets held in FirstEnergy's nuclear decommissioning trusts, pension trusts and other trust funds, and cause it to make additional contributions sooner, or in an amount that is larger than currently anticipated, the ability to access the public securities and other capital and credit markets in accordance with FirstEnergy's financing plan and the cost of such capital, changes in general economic conditions affecting the company, the state of the capital and credit markets affecting the company, interest rates and any actions taken by credit rating agencies that could negatively affect FirstEnergy's access to financing or its costs or increase its requirements to post additional collateral to support outstanding commodity positions, letters of credit and other financial guarantees, the continuing decline of the national and regional economy and its impact on the company's major industrial and commercial customers, issues concerning the soundness of financial institutions and counterparties with which FirstEnergy does business, and the risks and other factors discussed from time to time in its SEC filings, and other similar factors.

Forward-Looking Statements (Continued) With respect to the proposed merger, actual results may differ materially due to the risks and uncertainties relating to the ability to obtain the requisite Allegheny Energy and FirstEnergy stockholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the preliminary joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 (Registration No. 333- 165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy's and Allegheny Energy's reports filed with the SEC and available at the SEC's website at www.sec.gov. The foregoing review of factors should not be construed as exhaustive. New factors emerge from time to time, and it is not possible for management to predict all such factors, nor assess the impact of any such factor on FirstEnergy's business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statements. FirstEnergy expressly disclaims any current intention to update any forward-looking statements contained herein as a result of new information, future events, or otherwise.

In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 with the SEC that includes a preliminary joint proxy statement of FirstEnergy and Allegheny and that also constitutes a preliminary prospectus of FirstEnergy. FirstEnergy and Allegheny will mail the definitive joint proxy statement/prospectus to their respective shareholders. FirstEnergy and Allegheny urge investors and shareholders to read the definitive joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC's website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy's website (www.firstenergycorp.com) under the tab "Investors" and then under the heading "Financial Information" and then under the item "SEC Filings." You may also obtain these documents, free of charge, from Allegheny's website (www.alleghenyenergy.com) under the tab "Investors" and then under the heading "SEC Filings." Additional Information and Where to Find it

Please read the Forward-Looking Statement on our website: http://www.firstenergycorp.com Under the tab "Investors" and then under the heading "Financial Information" and then under the item "SEC Filings" FirstEnergy, Allegheny and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from FirstEnergy and Allegheny shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FirstEnergy and Allegheny shareholders in connection with the proposed merger is set forth in the preliminary joint proxy statement/prospectus contained in the above-referenced Registration Statement on Form S-4. You can find information about FirstEnergy's executive officers and directors in its definitive proxy statement filed with the SEC in connection with its 2010 Annual Meeting of Shareholders and in its Annual Report on the Form 10-K filed with the SEC on February 19, 2010. You can find information about Allegheny's executive officers and directors in its definitive proxy statement filed with the SEC in connection with its 2010 Annual Meeting of Stockholders and in its Annual Report on the Form 10-K filed with the SEC on March 1, 2010. Additional information about FirstEnergy's executive officers and directors and Allegheny's executive officers and directors can be found in the above-referenced Registration Statement on Form S-4. You can obtain free copies of these documents from FirstEnergy and Allegheny using the website information above. Participants in the Merger Solicitation

Annual Shareholders May 18, 2010 m e e t i n g

Significant Progress in 2009 Non-GAAP* Basic EPS of $3.77 Record cash of $2.5 billion from operations Maintained annual dividend rate of $2.20 per share *Basic EPS (GAAP) of $3.31 Note: GAAP to Non-GAAP reconciliation at www.firstenergycorp.com/financialreports/files/2009AnnualReport

Significant Progress in 2009 (Continued) Completed long-term debt offerings of nearly $2 billion Retired $1 billion in holding company debt Contributed nearly $500 million to pension trust

Strong Operational Results Delivered exceptional high-voltage transmission performance Improved distribution reliability for fifth consecutive year "Wires" business:

Strong Operational Results (Continued) Achieved excellence at Beaver Valley Nuclear Power Station Continued strong performance of fossil fleet Delivered near top-decile safety performance Generation business:

Completing Transition to Competitive Markets Electric Security Plan approved Generation purchased through competitive bidding process Retail rates established through May 2011 Working to extend ESP through May 2014 Met-Ed and Penelec began process to secure generation from competitive markets By January 1, 2011: Market-based prices for all generating services

Strengthening Our Competitive Position Strategy integrates diverse generating assets with targeted sales efforts Contracts with large C&I customers Long-term agreements with governmental aggregation groups "Powering Our Communities" Providing competitive retail generation service to one million Ohio customers

Increasing Shareholder Value Acquired rights to Norton Energy Storage facility Completing Fremont natural gas plant Secured 20-year license extension for Beaver Valley

Increasing Shareholder Value (Continued) Completing $1.8 billion environmental retrofit at Sammis Plant Producing and delivering Signal Peak coal Consolidating transmission assets into PJM Interconnection

Allegheny Energy Merger Approximately 6 million customers in 7 states Increases generating capacity by 70% and customer base by 35% Improves debt-to-capital ratio Creates premier energy company

Allegheny Energy Merger (Continued) 24,000 megawatts of generating capacity Clean, efficient fleet: Non-emitting nuclear Low-emitting natural gas Scrubbed coal Hydro and pumped storage Expands transmission business Creates stronger platform for future growth Expect merger to close first half 2011 Creates premier energy company

Meeting the Challenges of 2010 and Beyond Environmental issues Renewable energy requirements Energy efficiency mandates Slow economic recovery